SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period July 2004

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F [X]     Form 40-F [  ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes [  ]     No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-                    .

     The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC
Date: August 2, 2004	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

22 July 2004

PROTHERICS PLC
AGM STATEMENT

At the Annual General Meeting today, Stuart Wallis, Chairman, told shareholders:

“This has been a year of considerable progress for Protherics. When I stood here a year ago, I was able to talk about the acquisition of Enact Pharma plc which brought with it two important products — Voraxaze and NQO2. One year on, I am delighted to report that the integration of Enact into Protherics has been successfully completed and, in the same year, the Company has delivered its maiden profits. That is quite an achievement.

“We do not intend to rest on our laurels, but continue to invest in the future growth of your Company. Earlier this week we announced that we intend to raise £10 million (before expenses) through a Placing and Open Offer. The proceeds will be used to establish a small sales and marketing operation in Europe, alongside that already planned for the US. With this in place, we can retain the economic value in Voraxaze rather than sharing it with a partner. We also intend to bring forward the timing of improvements to our manufacturing process to further reduce costs and to qualify a second US based filling and freeze-drying contractor to reduce our reliance on any one contractor.

“I am sure you, as owners of the business, will agree with the Board that this is a prudent and sensible move at this stage to ensure that we can realise the full potential that exists within Protherics.

“During the year we saw a number of changes to the Board and senior management team. Garry Watts and Dr John Brown were appointed non-executive directors and, since the year-end, they have been joined by Dr Tony Atkinson who was previously Chief Scientific Officer. Our senior management team has been strengthened by the appointment of Dr Sally Waterman as director of Research and Development and Dr Nick Staples as director of Corporate Affairs. I am sure you will join me in welcoming these new additions to the team.

“I would like to thank Michael Gatenby, Martin Brown and Michael Peagram who stepped down during the year. We are grateful to all of them for their contribution to Protherics.

“We have hedged our dollar exposures, protecting us from dollar weakness for the current financial year, which has started in line with our expectations. Beyond that, we see the prospect of significant revenues from Voraxaze and further potential within our R&D pipeline.”

For further information contact:

Protherics	020 7246 9950 / 07919 480510
Andrew Heath, Chief Executive
Nick Staples, director of Corporate Affairs

The Maitland Consultancy	020 7379 5151
Brian Hudspith
Michelle Jeffery

Protherics PLC

Protherics PLC was formed in September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc. Protherics is an international biopharmaceutical company, engaged in the development, production and commercialisation of immunopharmaceuticals and cancer therapies.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange. (PTI.L)

An electronic version of this will be available at: www.protherics.com

This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.

23 July 2004

Protherics Plc (“the Company”)

Result of AGM

The Company is pleased to announce that at the Annual General Meeting, which was held on the 22 July 2004, all resolutions were duly passed.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should immediately seek your own financial advice from your stockbroker, bank manager, solicitor or other independent professional adviser authorised under the Financial Services and Markets Act 2000.

Application for Placing and Open Offer Shares under the Open Offer may only be made on the accompanying Application Form, which is personal to the Shareholder(s) named thereon and may not be assigned or transferred except to satisfy bona fide market claims. The Open Offer to Qualifying Shareholders will close at 3.00 p.m. on 11 August 2004. The procedure for application is set out in the letter from Code Securities Limited in Part II of this document, and also in the Application Form. If you have sold or transferred all of your Ordinary Shares, please forward this document, together with the accompanying Application Form (with Box 8 duly completed) and the enclosed Form of Proxy to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or transferred only part of your holding of Ordinary Shares please contact your stockbroker, bank or other agent through whom the sale or transfer was effected immediately and refer to the instructions regarding split applications set out in the accompanying Application Form. However, such documents should not be forwarded to or transmitted in or into the United States, Canada, the Republic of Ireland, Australia or Japan or their respective territories or possessions.

Application has been made to the UK Listing Authority for the Placing and Open Offer Shares to be admitted to listing on the Official List and will be made to the London Stock Exchange for such shares to be admitted to trading on its market for listed securities. It is expected that Admission will become effective and that dealings in the Placing and Open Offer Shares will commence on 16 August 2004. This document, which does not comprise a prospectus or listing particulars, has not been examined or approved by the UKListing Authority.

Qualifying Shareholders who are CREST Sponsored Members should refer to their CREST Sponsors regarding the action to be taken in connection with this document and the Open Offer.

Protherics PLC

(incorporated and registered in England and Wales under number 2459087)

Placing and Open Offer
of up to 20,775,008 Placing and Open Offer Shares at 48 pence per share by

Code Securities Limited

Code Securities Limited, which is an appointed representative of Altium Capital Limited, is acting exclusively as financial adviser and joint broker for Protherics PLC in relation to the Placing and Open Offer and for no one else and will not be responsible to anyone other than Protherics for providing the protections afforded to customers of Code Securities Limited or for providing advice in relation to the Placing and Open Offer.

Altium Capital Limited, which is authorised and regulated in the United Kingdom by The Financial Services Authority, is acting exclusively for Protherics as underwriter for Protherics PLC in relation to the Placing and Open Offer and for no one else and will not be responsible to anyone other than Protherics PLC for providing the protections afforded to customers of Altium Capital Limited or for providing advice in relation to the Placing and Open Offer. Altium Capital Limited has appointed Code Securities Limited as an agent for the listing of Placing and Open Offer Shares.

Panmure Gordon, a division of Lazard & Co., Limited, which is regulated in the United Kingdom by The Financial Services Authority, is acting as joint broker for Protherics PLC in relation to the Placing and Open Offer and for no one else and will not be responsible to anyone other than Protherics for providing the protections afforded to customers of Panmure Gordon, a division of Lazard & Co., Limited, or for providing advice in relation to the Placing and Open Offer.

The Placing and Open Offer Shares have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, or under the securities legislation of any state of the United States or any province or territory of Canada, the Republic of Ireland, Australia or Japan. Subject to certain exceptions, the Placing and Open Offer Shares may not be offered, sold, renounced, taken up or delivered, directly or indirectly, in or into the United States, Canada, the Republic of Ireland, Australia or Japan or their respective territories and possessions. Application Forms are not being posted to any person in the United States, Canada, the Republic of Ireland, Australia or Japan. The attention of Overseas Shareholders is drawn to the section headed “Overseas Shareholders” set out in Part II of this document.

Notice of an Extraordinary General Meeting of Protherics PLC, to be held at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA at 10.00 a.m. on 12 August 2004 is set out at the end of this document. Shareholders will find enclosed a Form of Proxy for use at the Extraordinary General Meeting. The Form of Proxy should be completed and returned to the Company’s registrars, Neville Registrars Limited, in accordance with the instructions printed on it as soon as possible and, in any event, so as to be received no later than 10.00 a.m. on 10 August 2004.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

2004

Record Date for the Open Offer	close of business on 16 July

Ex-entitlement date for the Open Offer	20 July

Latest time and date for splitting of Application Forms
(to satisfy bona fide market claims)	3.00 p.m. on 9 August

Latest time and date for receipt of completed Application Forms and
payment in full under the Open Offer	3.00 p.m. on 11 August

Latest time and date for receipt of Forms of Proxy for the
Extraordinary General Meeting	10.00 a.m. on 10 August

Extraordinary General Meeting	10.00 a.m. on 12 August

CREST stock accounts credited for the Placing and Open Offer Shares	16 August

Dealings in Placing and Open Offer Shares expected to commence	16 August

Definitive share certificates for Placing and Open Offer Shares despatched	by 20 August

If you have any queries on the procedure for application under the Open Offer, you should contact New Issues Department, Neville Registrars Limited, Neville House, 18 Laurel Lane, Halesowen, West Midlands, B63 3DA (telephone number 0121 585 1131 or, if calling from outside the UK, on +44 121 585 1131), quoting the serial number on your Application Form. Neville Registrars Limited will not give Shareholders advice on the merits of the Placing and Open Offer or as to whether or not you should take up your entitlement.

The dates set out in the Expected Timetable of Principal Events above and mentioned throughout this document may be adjusted by Protherics in which event details of the new dates will be notified to the UK Listing Authority and the London Stock Exchange and, where appropriate, to Shareholders.

PLACING AND OPEN OFFER STATISTICS

Placing Price	48 pence
Number of Ordinary Shares in issue at 16 July 2004	207,750,086
Number of Ordinary Shares subject to the Placing and Open Offer	up to 20,775,008
Number of Ordinary Shares in issue following the Placing and Open Offer	up to 228,525,094
Net proceeds of the Placing and Open Offer to be received by the Company	£9.3 million

DEFINITIONS

     The following definitions apply throughout this document, unless the context requires otherwise:

“Act”	the Companies Act 1985, as amended

“Admission”	admission of the Placing and Open Offer Shares (i) to listing on the Official List and (ii) to trading on the London Stock Exchange’s market for listed securities becoming effective in accordance with the listing rules of the UK Listing Authority and the Standards respectively

“Altium Capital”	Altium Capital Limited

“Application Form”	the personalised application form relating to the Open Offer being sent to Qualifying Shareholders with this document

“Code Securities”	Code Securities Limited

“Convertible Loan Notes”	the £7,200,000 6 per cent. Unsecured Convertible Loan Notes 2010 of Protherics

“CREST”	the relevant system (as defined in the Regulations) in respect of which CRESTCo Limited is the Operator (as defined in the Regulations)

“Directors” or “Board”	the board of directors of Protherics, whose names are set out in Part III of this document

“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of Protherics convened for 10.00 a.m. on 12 August 2004, notice of which is set out at the end of this document, or any adjournment thereof

“FDA”	the US Food and Drug Administration

“Form of Proxy”	the form of proxy for use in connection with the EGM which is being sent out to Shareholders with this document

“Group”	Protherics and its subsidiary undertakings

“London Stock Exchange”	London Stock Exchange plc

“Official List”	the Official List of the UK Listing Authority

“Open Offer”	the conditional invitation by Code Securities on behalf of the Company to Qualifying Shareholders to apply for Placing and Open Offer Shares on the terms and subject to the conditions set out in this document and the Application Form

“Ordinary Shares”	ordinary shares of 2 pence each in the capital of Protherics

“Placing”	the conditional placing of Placing and Open Offer Shares at the Placing Price, subject to clawback to satisfy valid acceptances under the Open Offer pursuant to the Placing Agreement

“Placing Agreement”	the conditional agreement dated 20 July 2004 between Protherics, Code Securities and Altium Capital, details of which are set out in paragraph 3 of Part III of this document

“Placing and Open Offer Shares”	up to 20,775,008 new Ordinary Shares proposed to be issued by the Company pursuant to the Placing and Open Offer

“Placing Price”	48 pence per Placing and Open Offer Share

“Protherics” or “Company”	Protherics PLC

“Qualifying Shareholders”	Shareholders (other than certain overseas Shareholders) on the register of members of the Company at the Record Date

“Record Date”	the close of business on 16 July 2004

“Registrars”	Neville Registrars Limited of Neville House, 18 Laurel Lane, Halesowen, West Midlands B63 3DA

“Regulations”	The Uncertificated Securities Regulations 2001 (SI 2001/3755)

“Resolution”	the resolution contained in the notice of Extraordinary General Meeting set out at the end of this document

“Share Option Schemes”	the Protherics Approved Executive Share Option Plan, the Protherics Unapproved Share Option Scheme, the Protherics Savings Related Share Option Scheme and the Protherics PLC Company Share Option Plan for Therapeutic Antibodies Inc. Employees

“Shareholders”	holders of Ordinary Shares

“Standards”	the requirements contained in the publication “Admission and Disclosure Standards” containing, inter alia, the admission requirements for trading on the London Stock Exchange’s markets for listed securities

“UK Listing Authority” or “UKLA”	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000

“United States” or “US”	The United States of America, including its territories and possessions, any State of the United States of America and the District of Columbia

PART I

Letter from the Chairman of Protherics PLC

Protherics PLC

(Incorporated and registered in England and Wales under number 2459087)

Directors: Registered Office:
Stuart Michael Wallis, FCA, ATII	The Heath Business and
Andrew John Heath, MD, PhDTechnical Park
Barrington Marshall Riley, BA, FCA	Runcorn
James Campbell Christie, BSc, MBA	Cheshire
David Whitnall Gration, FR PharmS	WA7 4QF
Anthony Atkinson, BSc, PhD, FIIB, FIoN
John Robert Brown, PhD, MBA
Garry Watts FCA

20 July 2004

To Shareholders and, for information only, to the holders of the Convertible Loan Notes and options under the Share Option Schemes

Dear Shareholder,

Placing and Open Offer

Introduction

Your Board announced today the terms of the Placing and Open Offer, which is being made at 48 pence per share. Under the Placing and Open Offer, up to 20,775,008 Placing and Open Offer Shares have been placed with institutional investors subject to clawback to satisfy valid applications by Qualifying Shareholders who take up their entitlements under the Open Offer.

The purpose of this document is to provide you with details of the Placing and Open Offer and to explain the reasons for the fundraising, and to explain why your Board considers that it is in the best interests of the Company and of the Shareholders as a whole.

Principal terms of the Placing and Open Offer

The proceeds of the Placing and Open Offer, amounting to approximately £10 million before expenses, will be used to finance (i) the establishment of a sales and marketing operation in the US and Europe, ahead of the anticipated regulatory approval of VoraxazeTM by the FDA and the European regulatory authorities, (ii) an investment in the manufacturing facilities in order to reduce manufacturing costs and (iii) an investment in the qualification of an additional filling and freeze drying contractor. In order to give existing Shareholders the opportunity to participate in the issue of the Placing and Open Offer Shares, Protherics has arranged for Code Securities to invite applications from Qualifying Shareholders to acquire Placing and Open Offer Shares at the Placing Price under the Open Offer. The Placing and Open Offer has been fully underwritten by Altium Capital under the terms of the Placing Agreement. Qualifying Shareholders may apply for Placing and Open Offer Shares on the basis of:

     1 Placing and Open Offer Share for every 10 existing Ordinary Shares held at the Record Date, and so in proportion for any greater number of Ordinary Shares then held. The Placing and Open Offer Shares will rank pari passu with the existing issued Ordinary Shares.

No fractions of Placing and Open Offer Shares will be offered to Qualifying Shareholders and, accordingly, any resulting individual’s entitlement to the Placing and Open Offer Shares will be rounded down to the nearest whole number of Placing and Open Offer Shares. Accordingly, Qualifying Shareholders with fewer than 10 existing Ordinary Shares will not be entitled to any Placing and Open Offer Shares.

Qualifying Shareholders should note that the Open Offer is not a rights issue and that Placing and Open Offer Shares not applied for under the Open Offer will not be sold in the market for the benefit of Qualifying Shareholders who do not apply under the Open Offer. Entitlements under the Open Offer are not transferable other than to satisfy a bona fide market claim and the Application Form, not being a document of title, cannot be traded.

Details of the Open Offer, and the terms and conditions on which it is made, are set out in the letter from Code Securities in Part II of this document.

Strategy

The strategic goal for Protherics is to continue building a self-sustaining biopharmaceutical business.

Protherics has focused its development efforts on late stage products able to generate revenues in the near-term. The Company delivered its maiden profits in the last financial year due to significant growth from its products derived from sheep based antibodies. Protherics believes that there is an opportunity for further growth by developing specialist or niche products through to market and, where there is an option, to undertake focused sales and marketing in key territories to retain more economic value from these products.

Revenues from its currently marketed products have allowed the Company to make investments across the business, particularly in expanding manufacturing capacity and the later stages of drug development. The potential approval of VoraxazeTM (the Company’s product for the treatment of severe toxicity from the use of methotrexate) in the US and Europe would be expected to generate significant free cash flow in the medium term with which the Company would continue to build a sustainable, high growth biopharmaceutical business with a robust and balanced pipeline of products.

In the near term, the Company has the opportunity to invest in a number of key initiatives with the potential to generate significant returns in a relatively short time frame. The Directors believe these opportunities are sufficiently compelling to request from its shareholders additional funds with which to implement these initiatives.

Protherics has the opportunity to undertake the sales and marketing of VoraxazeTM in the US and Europe which captures more of the economic value of this key product compared to out-licensing. The Directors believe that the Company is unusual for its size, in that regulatory, medical and commercial functions already exist, especially in the US, thus giving a sound base from which to build small, targeted sales and marketing operations. Once in place, there is the opportunity to use these channels to market additional specialist products in the future. These may include other oncology products, CroFabTM (the rattlesnake anti venom) and DigiFabTM (for the treatment of digoxin overdose) once the current marketing agreement with Altana Inc. expires.

Protherics also sees the potential for further reductions in the manufacturing costs of its currently marketed antibody products, with a relatively modest upfront investment. These improvements, together with the ability to qualify a third filling and freeze-drying contractor, will also strengthen the supply chain and help to ensure continued supply to the market.

Developments since last fundraising

Protherics raised £3 million (before expenses) in May 2003 by way of a cash placing and open offer for working capital to support the acquisition of Enact Pharma PLC. Since then, Protherics has made significant progress in all areas of its business, in particular, manufacturing cost reductions, the continuing development of its clinical product pipeline (including VoraxazeTM), and key appointments to the senior management and board of directors.

Clinical product pipeline

•	August 2003 - FDA granted orphan drug designation for VoraxazeTM for the treatment of methotrexate toxicity

•	September 2003 - FDA agreed to a single pivotal Phase III study of CytoFab® in severe sepsis

•	January 2004 - receipt of the first named patient sales for VoraxazeTM in Europe through the distributor IDIS Limited

•	February 2004 - start of new clinical programme to assess improved formulations of Protherics’ Angiotensin Vaccine incorporating third party adjuvants

•	April 2004 - Abbott Laboratories received approval from the US Department of Agriculture to sell and distribute Enfer Scientific Limited’s transmissable spongiform encephalopathy (or TSE) test in the US (a product incorporating intellectual property licenced to Enfer Scientific Limited by Protherics)

•	May 2004 - the NQ02 therapy system started a Phase I/II clinical study in liver and colorectal cancer patients

Senior management and board appointments

•	November 2003 - appointment of Dr Nick Staples as director of Corporate Affairs

•	February 2004 — appointment of Garry Watts as a non-executive Director

•	March 2004 — appointment of Dr John Brown as a non-executive Director

•	April 2004 - appointment of Dr Anthony Atkinson as a non-executive Director

•	April 2004 - appointment of Dr Sally Waterman as director of Research and Development

Use of Proceeds

The Directors propose to raise approximately £9.3 million, net of expenses with the intention that:

•	approximately £5.1 million is planned to be used to undertake pre-marketing initiatives prior to regulatory submissions for VoraxazeTM in the US and Europe, and the subsequent establishment of small specialist sales forces in both Europe and the US.

In a small proportion of cases, the use of high dose methotrexate (a widely used anti-cancer drug) results in kidney damage. VoraxazeTM removes methotrexate rapidly and hence prevents further damaging side-effects.

The Company has previously indicated its intention to establish a ten to twelve person, small specialist sales and marketing operation in the US to sell VoraxazeTM following its potential approval by the FDA. It is now believed that benefit could accrue from establishing this marketing effort slightly earlier, and with a larger initial budget than previously intended.

Further, following recently undertaken market research, the Directors believe that a similar sales and marketing operation in Europe would also be beneficial. By targeting the small number of specialist oncologists using high dose methotrexate therapies, and supporting these key opinion leaders in the development of treatment protocols which involve the potential use of VoraxazeTM, the Directors believe that the use of this product in its initial rescue therapy indication can be maximised, and the potential for new indications enhanced.

Once established, the sales and marketing capability could form a basis for adding additional specialist products in the future.

•	approximately £3.1 million is planned to further develop the sheep based antibody manufacturing process to allow further cost reductions in the manufacture of CroFabTM

The planned improvements will be applied to the CroFabTM manufacturing process over an estimated eighteen month period, and should significantly improve yields and capacity at the Group’s Australian facility. This should also markedly reduce the volumes of material required to be transported from Australia to the Welsh facility for further processing. Further optimisation is also planned in the Welsh facility. These improvements are anticipated to produce savings at most stages of the process, allowing reduced sheep numbers in Australia, reduced shipping costs, reduced labour requirements and increased throughput. Cost savings could recover the anticipated costs over a two year period, once the process has been approved by the FDA, anticipated in the first half of 2006. The process improvements, with the appropriate additional investments, are also capable of use in the other sheep-based polyclonal products, such as DigiFabTM and CytoFabTM.

•	approximately £1.1 million is planned to be spent on the qualification of an additional filling and freeze-drying contractor

The Directors believe that, for risk management purposes it is important to qualify a further filling and freeze-drying contractor in addition to the work currently ongoing to qualify a second contractor. This reduces the dependence on any one contractor, and potentially allows the siting of all filling and freeze-drying activities in the US. This has the added advantage of increasing the dollar-based proportion of manufacturing cost, thus providing a degree of natural currency hedging.

It is anticipated that up to £3 million of the funds raised will be spent in the remainder of the financial year ending 31 March 2005, with the balance being spent in the following financial year.

Current Trading and Prospects

The financial year ended 31 March 2004 marked the Group’s first profitable year with its current operations, including the business of Enact Pharma PLC, acquired earlier in the year. The preliminary results announced on 26 May 2004 showed turnover increased by 86 per cent. from £11.3 million for the year ended 31 March 2003 to £21.0 million for the year ended 31 March 2004 and a profit before tax of £0.8 million, compared to the previous year’s loss of £0.6 million. The Group continued to make progress in reducing manufacturing costs although this benefit was, in part, offset by product losses at an outsourced filling and freeze-drying contractor. Work is well advanced to qualify an alternative contractor, which it is believed, will reduce product losses in the future.

The Directors anticipate continued growth in the volumes of manufactured products sold in future years, as further market penetration is achieved. Revenue growth and profitability will be affected in the event of continued weakness of the US dollar, since most of the Group’s income is derived from the US markets. Work continues on key clinical development projects, notably the NQ02 therapy for the treatment of liver and other cancers, and the Angiotensin Vaccine for the treatment of high blood pressure. Results from clinical studies are expected at various stages over the next six to eighteen months. The Group is in discussions with potential partners for CytoFabTM, its treatment for sepsis, following encouraging meetings with the FDA. The agreed programme included a simplified manufacturing process and a reduction in the size of the proposed Phase III clinical trial.

Overseas Shareholders

The attention of Shareholders who have registered addresses outside the United Kingdom, or who are citizens or residents of countries other than the United Kingdom, is drawn to paragraph 8 of Part II of this document.

CREST

Definitive share certificates for the Placing and Open Offer Shares are expected to be despatched by post by 20 August 2004 at the risk of the persons entitled thereto. Pending receipt of certificates in respect of such Placing and Open Offer Shares, transfers will be certified against the register of members. It is expected that where Ordinary Shares are held in a CREST account, the Placing and Open Offer Shares subscribed will be credited to CREST stock accounts on 16 August 2004.

Extraordinary General Meeting

A notice is set out at the end of this document convening the Extraordinary General Meeting to be held at 10.00 a.m. on 12 August 2004 at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA. At the meeting, a resolution will be proposed to:

•	increase the authorised share capital of the Company by the creation of 20,775,008 ordinary shares of 2p each identical to and ranking pari passu with the existing unissued ordinary shares of 2p each of the Company (representing an increase in the authorised share capital of approximately 7 per cent., assuming that the resolutions proposed at the annual general meeting to be held on 22 July 2004 are passed);

•	authorise the Directors in addition to the authority conferred by resolution 7 proposed at the annual general meeting of the Company held or to be held on 22 July 2004 (as adjourned, as the case may be) if passed thereat, to allot relevant securities under section 80 of the Act up to a maximum nominal amount of £415,500.16 pursuant to the Placing and Open Offer

(representing 10 per cent. of the current issued share capital), such authority to expire on 31 December 2004; and

•	authorise the disapplication of the statutory pre-emption rights contained in section 89(1) of the Act to allot equity securities for cash pursuant to the authority referred to above, such authority to expire on 31 December 2004.

The authorised share capital of the Company is being increased to ensure the Company has sufficient authorised, unissued and unreserved share capital in order to implement the Placing and Open Offer above and beyond the authorities to be sought at the annual general meeting of the Company to be held on 22 July 2004.

The Company is seeking authority to allot relevant securities up to a maximum nominal amount of £415,500.16, which represents 10 per cent. of the current issued share capital.

The Company is seeking authority to allot equity securities (within the meaning of section 94 of the Act) for cash without complying with the pre-emption rights of shareholders under section 89 of the Act in respect of the allotment of securities in connection with the Placing and Open Offer.

Action to be taken

Qualifying Shareholders will find enclosed an Application Form for use in connection with the Open Offer. Should you wish to apply for any Placing and Open Offer Shares under the Open Offer, you should complete the Application Form in accordance with the instructions thereon and return it together with the appropriate remittance to New Issues Department, Neville Registrars Limited, Neville House, 18 Laurel Lane, Halesowen, West Midlands B63 3DA so as to arrive no later than 3.00 p.m. on 11 August 2004.

You will find enclosed with this document a Form of Proxy for use at the Extraordinary General Meeting. Whether or not you propose to attend the Extraordinary General Meeting in person, you are requested to complete and return the Form of Proxy to Neville Registrars Limited in accordance with the instructions printed thereon as soon as possible and, in any event, so as to be received no later than 10.00 a.m. on 10 August 2004. Completion and return of a Form of Proxy will not preclude you from attending the Extraordinary General Meeting and voting in person if you so wish.

Further information

Your attention is drawn to the further information set out in Parts II and III of this document.

Recommendation

Your Directors, who have been so advised by Code Securities, believe that the Placing and Open Offer is in the best interests of Protherics and its Shareholders as a whole and, accordingly, unanimously recommend all Shareholders, whether or not they intend to take up their entitlements under the Open Offer, to vote in favour of the Resolution set out in the notice of Extraordinary General Meeting at the end of this document as they intend to do in respect of their own aggregate beneficial holdings of 844,383 Ordinary Shares representing approximately 0.4 per cent. of the current issued ordinary share capital.

Yours faithfully,

Stuart M Wallis
Chairman

PART II

Letter from Code Securities

30 St James’s Square
London
SW1Y 4AL 20 July 2004

To Qualifying Shareholders and, for information only, to holders of the Convertible Loan Notes and holders of options under the Share Option Schemes

Dear Sir or Madam,

Open Offer to Qualifying Shareholders of up to 20,775,008 Placing and Open Offer Shares
at 48 pence per share

1.	Introduction

As explained in the letter from your Chairman set out in Part I of this document, the Company today announced the proposed Placing and Open Offer of up to 20,775,008 Placing and Open Offer Shares at a price of 48 pence per Placing and Open Offer Share, to raise approximately £9.3 million (net of expenses). The Placing and Open Offer will be used to finance: the establishment of a sales and marketing operation in the US and Europe; an investment in manufacturing process improvements; and the qualification of a further filling and freeze drying contractor.

The Placing and Open Offer has been fully underwritten by Altium Capital and pursuant to the Placing Agreement, Code Securities has conditionally agreed to procure placees to acquire the Placing and Open Offer Shares at the Placing Price, failing which Altium Capital will as principal acquire any such shares for which placees have not been procured, subject to clawback to satisfy valid applications by Qualifying Shareholders under the Open Offer referred to below.

In order to provide Qualifying Shareholders with an opportunity to participate in the issue of Placing and Open Offer Shares, Code Securities has agreed to make the Open Offer by inviting applications from Qualifying Shareholders for up to 20,775,008 Placing and Open Offer Shares at a price of 48 pence per Placing and Open Offer Share, free of expenses.

2.	The Open Offer

Subject to the terms and conditions set out below and in the enclosed Application Form, Code Securities, as agent for the Company, hereby invites Qualifying Shareholders to apply for Placing and Open Offer Shares at a price of 48 pence per share, free of all expenses, payable in full on application, on the basis of:

     1 Placing and Open Offer Share for every 10 existing Ordinary Shares held at the Record Date, and so in proportion for any greater number of Ordinary Shares then held. No fraction of a Placing and Open Offer Share will be offered to Qualifying Shareholders and accordingly, individuals’ entitlements will be rounded down to the nearest whole number of Placing and Open Offer Shares. Accordingly, Qualifying Shareholders with fewer than 10 existing Ordinary Shares will not be entitled to any Placing and Open Offer Shares. The maximum number of Placing and Open Offer Shares for which each Qualifying Shareholder is entitled to apply is set out in the Application Form.

Qualifying Shareholders may apply for less than their maximum entitlement of Placing and Open Offer Shares if they so wish. Applications in excess of their entitlements will not be met and, if Qualifying Shareholders apply for Placing and Open Offer Shares in excess of their maximum entitlement, they will be deemed to have applied for only their maximum entitlement and the amount paid in respect of such excess application made will be returned to the applicant (at the applicant’s risk) without interest within fourteen days.

The existing Ordinary Shares have been admitted to the Official List and to trading on the market for listed securities of the London Stock Exchange. Application has been made to the UKLA for the Placing and Open Offer Shares to be admitted to the Official List and to the London Stock Exchange for the Placing and Open Offer Shares to be traded on its market for listed securities. The Placing and Open Offer Shares will rank pari passu in all respects with the existing issued Ordinary Shares.

Qualifying Shareholders should note that the Open Offer is not a rights issue and that Placing and Open Offer Shares not applied for under the Open Offer will not be sold in the market for the benefit of Qualifying Shareholders who do not apply under the Open Offer. Entitlements under the Open Offer are not transferable other than to satisfy a bona fide market claim and the Application Form, not being a document of title, cannot be traded.

3.	Terms and Conditions of the Placing and Open Offer

The Placing and Open Offer is conditional upon the Placing Agreement becoming unconditional in all respects by 16 August 2004 (or such later date as Code Securities shall determine, not being later than 23 August 2004) and Code Securities and Altium Capital not having terminated their obligations thereunder. The Placing Agreement is conditional upon, inter alia, the satisfaction of the following conditions:

(a)	the passing of the Resolution to be proposed at the Extraordinary General Meeting; and

(b)	Admission having become effective on or before 8.00 a.m. on 16 August 2004.

Further details of the Placing Agreement are set out in paragraph 3 of Part III of this document.

In the event that applications from Qualifying Shareholders are not received for the total number of new Ordinary Shares offered under the Open Offer, the Placing and Open Offer Shares not applied for will be acquired by persons nominated by Code Securities under the Placing.

Your right to apply for Placing and Open Offer Shares as set out in this letter shall lapse and no application for Placing and Open Offer Shares shall be considered unless your Application Form is submitted in accordance with the provisions of this document and the Application Form and is received by New Issues Department, Neville Registrars Limited at the address set out below by no later than 3.00 p.m. on 11 August 2004.

4.	Procedure for application and payment

The enclosed Application Form shows the number of Ordinary Shares registered in your name on the Record Date, your maximum pro rata entitlement to participate in the Open Offer and the amount payable if you wish to take up your entitlement under the Open Offer in full. You may apply for less than your maximum entitlement should you so wish.

Qualifying Shareholders who wish to apply for Placing and Open Offer Shares should complete the Application Form in accordance with the instructions printed thereon and return it, together with the appropriate remittance, to New Issues Department, Neville Registrars Limited, Neville House, 18 Laurel Lane, Halesowen, West Midlands B63 3DA so as to arrive no later than 3.00 p.m. on 11 August 2004. Applications will not be acknowledged and receipts will not be issued. If you post your Application Form, you are recommended to allow at least four working days for delivery. All documents or remittances sent by or to an applicant, or as he or she may direct, will be sent through the post at his or her own risk. The instructions and other terms set out in the Application Form are terms of the Open Offer. Code Securities reserves the right to treat any applications not strictly complying with the terms and conditions of application as nevertheless valid.

Payments must be made by banker’s draft or cheque in pounds sterling drawn on a bank or building society in the United Kingdom, the Channel Islands and the Isle of Man which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Company Limited or which has arranged for its cheques and banker’s drafts to be cleared through facilities provided for the members of either of those companies or those committees, and must bear the appropriate sort code in the top right hand corner. No application will be considered unless these requirements are fulfilled. Cheques and banker’s drafts should be payable to “Neville Registrars Limited — A/C Protherics PLC” and crossed “A/C payee only”. It is a term of the application that all cheques or other remittances will be honoured on first presentation. Code Securities may elect not to treat as valid any application in respect of which remittances are not so honoured.

The right is reserved to present cheques and banker’s drafts on receipt. If cheques or banker’s drafts are presented for payment before the conditions of the Open Offer are satisfied, application monies will be kept in a separate bank account held to the order of Code Securities and the Company. If the conditions of the Open Offer are not satisfied or waived (as the case may be) on or before 16 August 2004 (or such later date as Code Securities may agree, not being later than 23 August 2004), the Open Offer will lapse and all application monies will be returned to applicants (at their own risk) as soon as practicable thereafter without interest.

Code Securities, on behalf of the Company, reserves the right (but shall not be obliged) to accept applications in respect of which remittances are received prior to 3.00 p.m. on 11 August 2004 from an authorised person (as defined in the Financial Services and Markets Act 2000) specifying the number of Placing and Open Offer Shares concerned and undertaking to lodge the relevant Application Form in due course but, in any event, within two days.

By completing and returning the Application Form, you:

(a)	agree that all applications, acceptances of applications or contracts resulting therefrom under the Open Offer shall be governed by, and construed in accordance with, English law; and

(b)	confirm that, in making the application, you are not relying on any information or representation other than such as may be contained in this document and you agree that no person responsible solely or jointly for this document or any part of it shall have any liability for any representation not contained in this document.

Applications for Placing and Open Offer Shares will be irrevocable and may only be made on the Application Form, which is personal to the shareholder(s) named thereon and may not be assigned or transferred other than before 3.00 p.m. on 11 August 2004 in order to satisfy bona fide market claims pursuant to the Rules of the London Stock Exchange. Qualifying Shareholders who have sold or transferred all of their Ordinary Shares prior to 20 July 2004 should forward this document, together with the Application Form, with Box 8 duly completed, and the Form of Proxy, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale was effected for transmission to the purchaser or transferee. If they have sold or transferred part of their registered holding of Ordinary Shares, they should contact their stockbroker, bank or other agent through whom the sale was effected immediately and refer to the instructions regarding split instructions set out in the Application Form. The invitation to apply for Placing and Open Offer Shares under the Open Offer may represent a benefit which can be claimed from you by the purchaser under the Rules of the London Stock Exchange.

If you do not wish to apply for any Placing and Open Offer Shares, do not complete the Application Form. Shareholders are nevertheless requested to complete and return the Form of Proxy for use at the Extraordinary General Meeting to be held at 10.00 a.m. on 12 August 2004.

If you have any doubt as to the procedure for application or payment, you should contact New Issues Department, Neville Registrars Limited, Neville House, 18 Laurel Lane, Halesowen, West Midlands B63 3DA (telephone number 0121 585 1131 or, if calling from outside the UK, +44 121 585 1131), quoting the serial number on your Application Form. Neville Registrars Limited will not give Shareholders advice in connection with the Open Offer.

5.	Money Laundering Regulations 2003

To ensure compliance with the Money Laundering Regulations 2003 (as amended and supplemented), it is a term of the Open Offer that the Company or the Registrars may in their absolute discretion require verification of identity from any person lodging an Application Form (the “applicant”) including, without limitation, any applicant who (i) tenders payment by way of cheque or banker’s draft drawn on an account in the name of a person or persons other than the applicant or (ii) appears to the registrars to be acting on behalf of some other person. In the former case, verification of the identity of the applicant may be required. In the latter case, verification of the identity of any person on whose behalf the applicant appears to be acting may be required.

The verification of identity requirements will not usually apply:

(a)	if the applicant is an organisation required to comply with the Money Laundering Directive (the Council Directive on prevention of the use of the financial system for the purpose of money laundering (no. 91/308/EEC));

(b)	if the applicant (not being an applicant who delivers his application in person) makes payment by way of a cheque drawn on an account in the applicant’s name; or

(c)	if the aggregate subscription price for the relevant shares is less than the sterling equivalent of €15,000.

In other cases, the verification of identity requirements may apply. Satisfaction of these requirements may be facilitated in the following ways:

(i)	if payment is made by building society cheque (not being a cheque drawn on an account in the name of the applicant) or banker’s draft, by the building society or bank endorsing on the cheque or banker’s draft the applicant’s name and the number of an account held in the applicant’s name at such building society or bank, such endorsement being validated by a stamp and an authorised signature;

(ii)	if payment is not made by cheque drawn on an account in the name of the applicant and (i) above does not apply, the applicant should enclose with his/her Application Form evidence of his/her name and address from an appropriate third party, for example, a recent bill from a gas, electricity or telephone company or a bank statement, in each case bearing the applicant’s name and address (originals of such documents (not copies) are required which will be returned in due course); and

(iii)	if the Application Form is lodged with payment by an agent which is an organisation of the kind referred to in (a) above or which is subject to anti-money laundering regulation in a country which is a member of the Financial Action Task Force (the non-European union members of which are Argentina, Australia, Brazil, Canada, Gibraltar, Hong Kong, Iceland, Japan, New Zealand, Norway, Singapore, Switzerland, Turkey, UK Crown Dependencies and the United States), the agent should provide with the Application Form written confirmation that it has that status and that is has obtained and recorded evidence of the identity of the person for whom it acts and that it will on demand make such evidence available to the Registrars.

If you deliver your Application Form personally by hand, you should ensure that you have with you evidence of identity bearing your photograph (for example your passport).

If, within a reasonable period of time following a request for verification of identity, and in any case by no later than 3.00 p.m. on 11 August 2004, the Registrars have not received evidence satisfactory to them as aforesaid, Neville Registrars or Code Securities may, at their discretion, as the agents of the Company, reject the relevant application, in which event the monies submitted in respect of that application will be returned without interest at the applicant’s risk by cheque payable to the applicant (without prejudice to the rights of the Company to undertake proceedings to recover in respect of the loss suffered by it as a result of the failure to produce satisfactory evidence as aforesaid), or delay the allotment of the relevant number of Placing and Open Offer Shares until the necessary verification has been provided.

6.	CREST, settlement and dealings

Although the Open Offer will be processed outside CREST for the purposes of calculating entitlements on the Record Date, shareholdings held in uncertificated form and certificated form will be treated independently. Qualifying Shareholders who hold their Ordinary Shares in certificated form will be allotted Placing and Open Offer Shares in certificated form to the extent that their entitlement to Placing and Open Offer Shares arises as a result of holding Ordinary Shares in certificated form on the Record Date. Qualifying Shareholders who hold their Ordinary Shares in uncertificated form will be allotted Placing and Open Offer Shares in uncertificated form to the extent that their entitlement to Placing and Open Offer Shares arises as a result of holding Ordinary Shares in uncertificated form on the Record Date. Notwithstanding any other provision of this document, the Company reserves the right to allot and/or issue any Placing and Open Offer Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST, or any part of CREST, or on the part of the facilities and/or system, operated by Neville Registrars Limited, in connection with CREST. The right may also be exercised if the correct details (such as CREST Member Account ID and CREST Participant ID details) are not provided in Box 11 as requested on the Application Form. Qualifying Shareholders who hold their Ordinary Shares in uncertificated form who are CREST Sponsored Members should refer to their CREST Sponsors regarding the actions to be taken in connection with this document and the Open Offer.

Application has been made to the UK Listing Authority and the London Stock Exchange for the Placing and Open Offer Shares to be admitted to listing on the Official List and to trading on the London Stock Exchange’s market for listed securities. Subject to the Placing Agreement becoming unconditional in all respects and not having been terminated in accordance with its terms, the Placing and Open Offer Shares will be registered, free from stamp duty, in the names of the Qualifying Shareholders and placees acquiring them.

It is expected that Admission will become effective and dealings in the Placing and Open Offer Shares, for normal settlement, will commence on 16 August 2004.

Subject to the conditions of the Placing and the Open Offer being satisfied or, if capable of waiver, waived, all Placing and Open Offer Shares to be issued pursuant to the Open Offer in uncertificated form are expected to be credited to the appropriate CREST stock accounts on 16 August 2004, unless the Company exercises its right to issue such Placing and Open Offer Shares in certificated form. Subject as aforesaid, definitive certificates in respect of the Placing and Open Offer Shares to be issued in certificated form are expected to be despatched by first class post, at the risk of the person entitled thereto, and in the case of joint holders to the holder whose name stands first in the register in respect of the joint holding concerned, by 20 August 2004 and, pending such despatch, transfers will be certified against the register. No temporary documents of title will be issued.

Qualifying Shareholders who hold their Ordinary Shares in uncertificated form should note that they will not be sent any confirmation of the credit of the Placing and Open Offer Shares to their CRESTstock accounts nor any other written communication by the Company in respect of the issue of the Placing and Open Offer Shares.

7.	United Kingdom Taxation

The following statements in this clause 7 are intended only as a general guide to current United Kingdom tax legislation and to what is understood to be the current practice of the United Kingdom Inland Revenue (the “Inland Revenue”) and may not apply to certain classes of shareholder, such as dealers in securities. Any person who is in any doubt as to his tax position, requires more detailed information than the general outline provided below, or who is subject to tax in a jurisdiction other than the United Kingdom, is strongly recommended to consult his professional advisers immediately.

7.1	Taxation of Chargeable Gains

     For the purposes of United Kingdom taxation of chargeable gains:

(a)	Open Offer

On the basis of current law and Inland Revenue practice the issue of Placing and Open Offer Shares by the Company to Qualifying Shareholders pursuant to the Placing and Open Offer up to and including a Qualifying Shareholder’s maximum entitlement should be treated as a reorganisation of the share capital of the Company for the purposes of United Kingdom taxation of chargeable gains. Accordingly, Placing and Open Offer Shares issued to a Qualifying Shareholder pursuant to the Placing and Open Offer up to and including a Qualifying Shareholder’s maximum entitlement should be treated as the same asset as, and as having been acquired at the same time as, the existing Ordinary Shares to which they relate. The amount paid by a Qualifying Shareholder for his Placing and Open Offer Shares will be added to the allowable expenditure for the Qualifying Shareholder’s holding of existing Ordinary Shares and the aggregated total amount will, on subsequent disposal of any shares comprised in the holding of the existing Ordinary Shares and the Placing and Open Offer Shares be apportioned between the number of shares disposed of and the number of shares remaining by reference to the market value of Ordinary Shares at the date of disposal. A subsequent disposal may, depending on individual circumstances, give rise to taxation on chargeable gains.

The issue of Placing and Open Offer Shares to Qualifying Shareholders in excess of their maximum entitlement under the Placing and Open Offer will not, however, constitute a reorganisation of share capital for the purposes of United Kingdom taxation of chargeable gains. Accordingly, any such Placing and Open Offer Shares acquired by a Qualifying Shareholder in excess of their maximum entitlement will constitute a new holding separate from his existing shareholding (as increased by Placing and Open Offer Shares acquired up to the Qualifying Shareholder’s maximum entitlement) in the Company.

(b)	Placing

The issue of Placing and Open Offer Shares under the Placing will not constitute a reorganisation of share capital for the purposes of tax on chargeable gains. Accordingly, any such Placing and Open Offer Shares will constitute a new holding separate from any existing shareholding in the Company.

(c)	Indexation/Taper Relief

For periods after April 1998, indexation allowance is available only for the purposes of corporation tax and is not available to individuals, personal representatives or trustees. The following paragraphs accordingly deal separately with the positions of corporate and non-corporate Qualifying Shareholders.

(i)	Corporate Qualifying Shareholders

Shareholders within the charge to corporation tax will continue to obtain the benefit of indexation allowance on the composite holding of the existing Ordinary Shares and the Placing and Open Offer Shares, although in calculating the amount of any indexation allowance on any subsequent disposal of, or of any part of, the composite holding, the expenditure incurred in subscribing for the Placing and Open Offer Shares will be treated as incurred only when the Qualifying Shareholder made or became liable to make payment for those shares.

(ii)	Non-corporate Qualifying Shareholders

For individuals, personal representatives and trustees, indexation allowance has been frozen as at April 1998 (although indexation relief for holding periods up to April 1998 has been preserved) and has been replaced by a system of taper relief. Taper relief operates by reducing the amount of any gain realised on the disposal of an asset (after taking into account indexation relief, if applicable) by a percentage dependent on the period of ownership of that asset since April 1998 and on whether the asset qualifies as a business or non-business asset during that period. Taper relief will be calculated to include a Qualifying Shareholder’s period of ownership of his existing holding of Ordinary Shares provided that the issue of Placing and Open Offer Shares is treated as a reorganisation of the share capital of the Company. If such treatment does not apply, taper relief will be calculated according to the period of ownership of a Qualifying Shareholder’s holding of Placing and Open Offer Shares

7.2	Taxation of Dividends

(a)	Company

         The Company is not required to withhold tax at source on any dividends paid in respect of its shares.

(b)	Tax treatment of United Kingdom resident non-corporate shareholders

Non-corporate Shareholders resident in the United Kingdom for tax purposes and who receive a dividend from the Company are generally liable to income tax on the aggregate amount of any dividend received and a tax credit equal to ten per cent. of the gross dividend (or one-ninth of the dividend received).

Non-corporate Shareholders who are liable to income tax at a rate less than the higher rate (currently 40 per cent.) will be subject to income tax on the gross dividend at the rate of ten per cent. Accordingly, the tax credit should be treated as satisfying in full that non-corporate Shareholder’s income tax liability in respect of the dividend received.

Non-corporate Shareholders who are liable to income tax at the higher rate will be subject to income tax on the gross dividend at the rate applicable to dividends (currently 32.5 per cent.) to the extent that the gross dividend, when treated as the top slice of that Shareholder’s income, falls above the threshold for higher rate income tax. The related tax credit will, therefore, not fully satisfy that non-corporate Shareholder’s liability to income tax on the gross dividend. That Shareholder will therefore have a further tax liability of 22.5 per cent. of the gross dividend (which is equivalent to 25 per cent. of the cash dividend received). No repayment of the tax credit in respect of dividends can be claimed by a UK resident shareholder (including in respect of dividends paid on or after 6 April 2004 where the shares are held in a personal equity plan or in an individual savings account).

(c)	Tax treatment of United Kingdom resident corporate shareholders

A United Kingdom resident corporate Shareholder (other than dealers in securities and certain insurance companies) will generally not be subject to corporation tax or income tax in respect of any dividend received from the Company.

(d)	Tax treatment of Non-United Kingdom resident Shareholders

Shareholders who are resident for tax purposes outside the United Kingdom are not generally entitled to claim any part of the tax credit, subject to any exceptions which may be provided in any double taxation convention that exists between the United Kingdom and the country in which the Shareholder is resident. Shareholders who are resident for tax purposes in countries other than the United Kingdom may also be subject to foreign tax on dividend income under any local law to which they are subject outside the United Kingdom. Such shareholders should consult their own tax advisers concerning their tax liabilities on dividends received from the Company.

7.3	Stamp Duty/Stamp Duty Reserve Tax

The statements in this paragraph 7.3 summarise the current position and are intended as a general guide only to stamp duty and SDRT. Special rules apply to agreements made by broker dealers and market makers in the ordinary course of their business and to certain other categories of person who may be liable to stamp duty or SDRT at a higher rate (this arises in connection with depositary receipt arrangements or clearance services) or may, although not primarily liable for the tax, be required to notify and account for it.

(a)	Issue of shares

No stamp duty or SDRT will generally be payable on the issue or on the registration of the new Ordinary Shares to be issued pursuant to the Placing and the Open Offer.

(b)	Sale of shares in certificated form

An agreement to transfer for value Ordinary Shares held in certificated form (including pursuant to a purchase of new Ordinary Shares after the latest time for registration of renunciations) will give rise to a liability to SDRT, calculated at the rate of 0.5 per cent. of the amount or value of the consideration given. If the agreement to transfer such shares is completed by the execution of an instrument to transfer the shares to the buyer, the stamp duty payable in respect of such transfer (generally at the rate of 0.5 per cent. of the consideration given with the stamp duty payable rounded up to the nearest £5) will cancel the liability to SDRT and enable a repayment, generally with interest, of any SDRT already paid to be received where that instrument of transfer is executed and stamp duty is paid on that instrument within six years of the date on which the liability to SDRT arises. Stamp duty and SDRT are normally a liability of the buyer or transferee of shares, although where such a purchase is effected through a stockbroker or other financial intermediary, that person should normally account for the liability to SDRT and should indicate this has been done in any contract note issued to a buyer.

(c)	Transfer of shares into CREST

Where shares are transferred to a member of CREST who will hold those shares in uncertificated form as nominee for the transferor no stamp duty or SDRT will generally be payable unless the transfer into CREST is itself for consideration.

(d)	Rematerialisation

Where shares are transferred by a member of CREST to the beneficial owner (on whose behalf it has held them as nominee) no stamp duty or SDRT will generally be payable.

(e)	Transfer of shares within CREST or rematerialisation to new owner

Where a change in the beneficial ownership of shares held in uncertificated form occurs and such change is for a consideration in money or money’s worth (whether the transferee will hold those shares in certificated or uncertificated form) a liability to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration will generally arise. SDRT on relevant transactions taking place within the CREST system is generally settled within the CREST system. A liability to SDRT arising as a result of a change in beneficial ownership of the shares where the shares are removed from the CREST system will generally be met by the new beneficial owner.

Any person who is in any doubt as to his taxation position, requires more detailed information than the general outline above, or who is subject to tax in a jurisdiction other than the United Kingdom should consult his professional advisers.

8.	Overseas Shareholders

(a)	General

The making of the Open Offer to Shareholders who are resident in, or are citizens of, countries other than the United Kingdom may be affected by the laws or regulatory requirements of the relevant jurisdiction.

No person receiving this document and/or an Application Form in any territory other than the United Kingdom may treat it or them as constituting an invitation or offer to them, nor should they in any event use such Application Form unless, in the relevant territory, such an invitation or offer could lawfully be made to them and such Application Form could lawfully be used without contravention of any registration or other legal or regulatory requirements.

Persons (including, without limitation, nominees and trustees) receiving an Application Form should not, in connection with the Open Offer, distribute or send it in or into any jurisdiction where to do so would or might contravene local securities laws or regulations. If an Application Form is received by any person in any such jurisdiction or by the agent or nominee of such a person, he must not seek to take up the Placing and Open Offer Shares except pursuant to an express agreement with the Company. Any person who does forward an Application Form into any such jurisdiction whether pursuant to a contractual or legal obligation or otherwise should draw the attention of the recipient to the contents of this paragraph 8. The Company reserves the right to reject a purported subscription for Placing and Open Offer Shares on an Application Form from Shareholders in any such jurisdiction or persons who are acquiring the Placing and Open Offer Shares for resale in any such jurisdiction.

Any person outside the United Kingdom wishing to accept the Open Offer must satisfy himself as to the full observance of the laws of any relevant territory in connection with it, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory. Any Shareholder who is in any doubt as to his position should consult his professional adviser.

All payments must be made in pounds sterling in accordance with paragraph 4 above.

The attention of Shareholders who are not resident in, or who have registered addresses outside, the United Kingdom is drawn to sub-paragraphs (b) to (g) below.

(b)	United States and Canada

The Placing and Open Offer Shares have not been, nor will be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or under the securities legislation of any state of the United States and the relevant clearances have not been, and will not be, obtained from the Securities Commission of any province or territory of Canada and, except in a transaction which is exempt from the registration requirements under the Securities Act and any applicable state securities law or Canadian securities law, Placing and Open Offer Shares may not be offered, sold, renounced taken up or delivered within the United States or Canada.

Accordingly, the Open Offer is not being made in the United States or Canada and Application Forms are not being sent to any Shareholder with a registered address in the United States or Canada, subject to certain exceptions. This document (but not the Application Forms) is being sent to US and Canadian Shareholders for information only in connection with the solicitation of voting instructions and to give notice of the EGM, and does not constitute an offer or invitation to any such Shareholders to subscribe for Placing and Open Offer Shares. This document is confidential and should not be copied or redistributed by such Shareholders.

Application Forms will not be accepted from any Shareholder who does not give the representation and warranty in the Application Form that it is not a US person (as defined in regulation S of the Securities Act) and is not applying for Placing and Open Offer Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of such Placing and Open Offer Shares to or for the benefit of or on behalf of any US person or a resident of Canada, subject to certain exceptions.

In this context, “United States” means the United States of America, its territories and possessions, any State of the United States of America, the District of Columbia and any other areas subject to its jurisdiction and “Canada” means Canada, its territories and possessions and other areas subject to its jurisdiction.

(c)	The Republic of Ireland

In order to comply with the laws of the Republic of Ireland, no Application Forms will be sent to Shareholders with registered addresses in the Republic of Ireland.

(d)	Australia

No prospectus in relation to the Placing and Open Offer Shares or the Application Forms has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission. A person with a registered address in Australia may not:

(i)	directly or indirectly offer for subscription or purchase, or issue an invitation to subscribe for or buy or sell, the Placing and Open Offer Shares; or

(ii)	distribute any draft or definitive document in relation to any such offer, invitation or sale in the Commonwealth of Australia, its territories or possessions (“Australia”) or to any resident of Australia (including corporations and other entities organised under the laws of Australia but not including a permanent establishment of such corporation or entity located outside Australia).

Accordingly, no offer of, or invitation to apply for, Placing and Open Offer Shares is being made under this document to Shareholders in, or residents of, Australia and no Application Forms will be sent to Shareholders in Australia. Placing and Open Offer Shares which such Shareholders would otherwise be entitled to apply for will be dealt with under the Placing.

Application Forms will not be accepted from any Shareholder who does not give the representation and warranty in the Application Form that it is not applying for Placing and Open Offer Shares from within Australia and is not applying for Placing and Open Offer Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of such Placing and Open Offer Shares to or for the benefit of or on behalf of any person within, or a resident of, Australia.

(e)	Japan

The relevant clearances have not been and will not be obtained from the Ministry of Finance of Japan and no prospectus has been or will be lodged with, or registered by, the Ministry of Finance of Japan.

Accordingly, no offer of, or invitation to apply for, Placing and Open Offer Shares is being made under this document to Shareholders in, or residents of, Japan and no Application Forms will be sent to Shareholders in Japan.

(f)	South Africa

Shareholders resident in South Africa may require the approval of the South African Exchange Control Authorities if they wish to take up their entitlement under the Open Offer.

(g)	Shareholders resident in other overseas territories

Shareholders resident in other overseas territories should consult their professional adviser as to whether any governmental or other consents are required, or other formalities need to be observed, to enable them to take up their Placing and Open Offer Shares.

9.	Further information

Your attention is drawn to the further information set out in Part III of this document.

Yours faithfully,

Juliet Thompson
Executive Director

Code Securities Limited

PART III

Additional Information

1.	Responsibility statement

The Directors, whose names appear below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Stuart Michael Wallis, FCA, ATII (Chairman and Non-Executive Director)

David Whitnall Gration, FR PharmS (Deputy Chairman and Non-Executive Director)

Andrew John Heath, MD, PhD (Chief Executive Officer)

James Campbell Christie, BSc, MBA (Operations Director)

Barrington Marshall Riley, BA, FCA (Finance Director)

Anthony Atkinson, BSc, PhD, FIIB, FIoN (Non-Executive Director)

John Robert Brown, PhD, MBA (Non-Executive Director)

Garry Watts, FCA (Non-Executive Director)

The business address of each of the Directors is at The Heath Business and Technical Park, Runcorn, Cheshire WA7 4QF.

2.	Share Capital

The following table shows the authorised and issued fully paid share capital of the Company as at the date of this document and as it will be following the Placing and Open Offer.

			Following the Placing
	Present		and Open Offer*
	Number of		Number of
	Ordinary Shares	£	Ordinary Shares	£
Authorised	313,500,000	6,270,000	337,875,008	6,757,500.16
Issued and fully paid	207,750,086	4,155,001.72	up to 228,525,094	up to 4,570,501.88

*Assuming the resolutions proposed at the annual general meeting of the Company to be held on 22 July 2004 (or any adjournment thereof) are passed.

The issued and fully paid share capital figures following the Placing and Open Offer are prepared on the basis that there are no fractional entitlements to Placing and Open Offer Shares.

3.	Placing Agreement

Under the terms of the Placing Agreement, Code Securities (as Appointed Representative of Altium Capital) has agreed, as agent of the Company, and subject to the terms and conditions set out in the Placing Agreement, to make the Open Offer and to use its reasonable endeavours to place the Placing and Open Offer Shares with placees, and, to the extent to which Code Securities fails to procure placees, Altium Capital has agreed to itself subscribe as principal at the Placing Price for any Placing and Open Offer Shares not taken up.

The Placing Agreement provides for the payment by the Company of (i) a placing commission of 1 per cent. of the aggregate value of the Placing and Open Offer Shares at the Placing Price payable to Code Securities, and (ii) an underwriting commission of 1/2 per cent. of such value payable to Altium Capital. A sub-underwriting commission of 1 1/4 per cent. of the aggregate value of the Placing and Open Offer Shares at the Placing Price and 1/8 per cent. of such value payable for each seven day period (or part thereof) from 20 August 2004 to the date of Admission will become payable to sub-underwriters if the Placing Agreement becomes unconditional. In addition, the Placing Agreement provides for the payment by the Company of an advisory fee of £110,000 to Code Securities and all other costs, charges and expenses of and incidental to the Placing and Open Offer.

The obligations of Code Securities and Altium Capital under the Placing Agreement are conditional, inter alia, upon the passing of the Resolution set out in the notice of Extraordinary General Meeting at the end of this document and Admission becoming effective by not later than 8.00 a.m. on 16 August 2004 (or such later time and/or date as Code Securities may agree with the Company, but not later than 23 August 2004).

Under the Placing Agreement, the Company has given certain representations and warranties to Code Securities and Altium Capital regarding the accuracy of the information contained in this document and in respect of the Group and its business and an indemnity in relation to certain liabilities they may incur in respect of the Placing and Open Offer, Admission or other arrangements contemplated by this document or the Placing Agreement.

Code Securities and Altium Capital may terminate their obligations under the Placing Agreement if, inter alia, at any time prior to Admission, there is a material adverse change in the financial position or prospects of the Company, any of the warranties given by the Company are breached, or if there occurs a change in political, military or market conditions which, in the opinion of Code Securities or Altium Capital, is likely to have a materially prejudicial effect on the Placing and Open Offer.

The Directors are mindful of the Competition Commission’s recommendations with regard to competitive tendering of sub-underwriting commission. However, the Directors believe that by virtue of the size of the fundraising such a process would be unlikely to result in any significant benefit to the Company and that the commissions being offered to placees under the Placing are competitive and, as such, have not sought to offer the sub-underwriting for tender as to commissions payable.

In connection with the Placing and Open Offer, Protherics has also retained Panmure Gordon, a division of Lazard & Co., Limited, as its joint broker, under the terms of an engagement letter dated 14 July 2004. That engagement letter provides that, conditional upon Admission, the Company shall pay to Panmure Gordon a selling commission of 1 per cent. of the aggregate value at the Placing Price of the Placing and Open Offer Shares, together with all reasonable costs and expenses properly incurred.

4.	Market prices

The following table shows the middle market quotations for Protherics Shares, as derived from the Daily Official List, on the first dealing day of each month from 2 February 2004 to 1 July 2004 inclusive, and on 19 July 2004 (being the latest date prior to the posting of this document):

Middle Market Quotation
Protherics Shares
Date	(p)
2 February 2004	61.5
1 March 2004	59.5
1 April 2004	53.5
4 May 2004	54.5
1 June 2004	51.5
1 July 2004	54.0
19 July 2004	51.5

5.	Registrars

The registrars of the Company are Neville Registrars Limited of Neville House, 18 Laurel Lane, Halesowen, West Midlands B63 3DA.

Date: 20 July 2004

Protherics PLC

(incorporated and registered in England and Wales under number 2459087)

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of the Company will be held at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA at 10.00 a.m. on 12 August 2004 for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a special resolution:

THAT:

(a)	the share capital of the Company be and it is hereby increased (from £6,342,000 to £6,757,500.16, assuming that resolution 6 proposed at the Company’s annual general meeting held or to be held on 22 July 2004 is passed) by the creation of 20,775,008 ordinary shares of 2p each identical to and ranking pari passu with the existing authorised but unissued ordinary shares of 2p each in the capital of the Company;

(b)	in addition to the authority conferred by resolution 7 proposed at the annual general meeting of the Company held or to be held on 22 July 2004 (as adjourned, as the case may be), if passed thereat, the Directors be and they are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the “Act”), to exercise all the powers of the Company to allot relevant securities in connection with the Placing and Open Offer (as defined in the circular of the Company dated 20 July 2004) (within the meaning of section 80(2) of the said Act) up to an aggregate nominal amount of £415,500.16 such authority to expire on 31 December 2004 (save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred had not expired); and

(c)	the Directors be and they are hereby empowered pursuant to section 94(2) of the Act to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the authority referred to in paragraph (b) above as if section 89(1) of the Act did not apply to any of such allotments, such power to expire on 31 December 2004 (save that the Company may before such expiry make any offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred had not expired).

Dated: 20 July 2004

Registered office:By order of the Board
The Heath Technical and Business Park	Barrington Marshall Riley
Runcorn Secretary
Cheshire
WA7 4QF

Notes:

1	A shareholder who is entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a shareholder of the Company.

2	To be effective, a Form of Proxy for use at the meeting, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the offices of the Company’s registrars, Neville Registrars Limited, Neville House, 18 Laurel Lane, Halesowen, West Midlands B63 3DA by 10.00 a.m. on 10 August 2004.

3	Completion and return of a Form of Proxy will not preclude a shareholder from attending and voting at the meeting in person if he subsequently decides to do so. A Form of Proxy accompanies this document for use by shareholders.

4.	As permitted by Regulation 41 of the Uncertified Securities Regulations 2001, only those shareholders who are registered on the Company’s register of members at 6.00 p.m. on 10 August 2004 shall be entitled to attend the Extraordinary General Meeting and to vote in respect of the number of Ordinary Shares registered in their names at that time. Changes to entries on the register of members after 6.00 p.m. on 10 August 2004 shall be disregarded in determining the rights of any person to attend and/or vote at the Extraordinary General Meeting.